Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2025 and 2024

MANAGEMENT’S REPORT
Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2025. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of six directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.
The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2025. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“MARTY NEESE”	“KATE IGBALODE"

MARTY NEESE	KATE IGBALODE
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer
March 11, 2026	March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as at December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of inventory excess and obsolescence

As discussed in Note 8 to the consolidated financial statements, the Corporation’s inventories were $43.8 million as at December 31, 2025. As further discussed in Notes 4(d) and 5(d), the Corporation states its inventories at the lower of cost or net realizable value and records an adjustment to the cost when management estimates that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make the inventory obsolete or recoverable at less than the recorded value. The Corporation’s model to estimate the excess and obsolete inventory is based on an analysis of existing inventory quantities compared to future demand. Additionally, the Corporation reviews inventory to determine whether the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory.

We identified the evaluation of excess and obsolete inventory as a critical audit matter. Complex auditor judgment was required to evaluate certain assumptions used in the Corporation’s model, specifically assumptions that take into account future demand and the percentage of inventory considered at risk.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Corporation’s process to estimate inventory excess and obsolescence. We assessed the Corporation’s assumptions used to estimate the provision for excess and obsolete inventory by:

•evaluating historical cumulative write down trends and relevant changes to the overall business environment,

•evaluating the Corporation’s ability to accurately estimate future demand by comparing certain assumptions made in the prior year to actual results in the current period,

•performing inquiries with nonfinancial personnel for a selection of products within inventory for which the Corporation evaluated excess and obsolescence based on assumptions with a higher degree of subjectivity,

•selecting a sample of products within inventory and for each sample selection, we inspected internal and/or external information underlying the Corporation’s evaluation of excess and obsolescence and recalculated the Corporation’s estimate of the inventory provision based on the actual quantity of product on hand compared to the estimate of future demand.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Corporation’s auditor since 1999.
Vancouver, Canada
March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc. and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 11, 2026

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2025	December 31, 2024
Assets

Current assets:
Cash and cash equivalents		$527,052	$603,948
Short-term investments		4,202	2,104
Trade and other receivables	7	24,202	31,983
Inventories	8	43,770	56,417
Prepaid expenses and other current assets		2,207	4,426
Total current assets		601,433	698,878

Non-current assets:
Property, plant and equipment	9	32,195	30,424
Intangible assets	10	248	1,757
Equity-accounted investment	11	—	8,238
Long-term financial investments	12	48,006	37,515
Other long-term assets		506	495
Total assets		$682,388	$777,307

Liabilities and Equity

Current liabilities:
Trade and other payables	14	$28,788	$35,637
Deferred revenue	15	8,408	6,643
Provisions and other current liabilities	16	20,386	30,407
Current lease liabilities	17	3,412	2,899
Total current liabilities		60,994	75,586

Non-current liabilities:
Non-current lease liabilities	17	18,728	20,995
Deferred gain on finance lease liability	17	—	69
Non-current deferred revenue	15	9,917	4,989
Other non-current liabilities and employee future benefits	18	2,819	2,678
Total liabilities		92,458	104,317

Equity:
Share capital	19	2,433,244	2,428,618
Contributed surplus	19	310,041	309,974
Accumulated deficit		(2,151,751)	(2,060,837)
Foreign currency reserve		(1,604)	(4,765)
Total equity		589,930	672,990
Total liabilities and equity		$682,388	$777,307
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Kathy Bayless”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2025	2024
Revenues:
Product and service revenues	21 & 30	$99,370	$69,731
Cost of product and service revenues		93,908	91,713
Gross margin		5,462	(21,982)

Operating expenses:
Research and product development		58,741	94,494
General and administrative		18,448	23,516
Sales and marketing		8,048	13,502
Other expense	23	23,683	29,806
Total operating expenses		108,920	161,318

Results from operating activities		(103,458)	(183,300)
Finance income and other	24	27,383	18,933
Finance expense	24	(1,905)	(2,146)
Net finance income		25,478	16,787

Equity in loss of investment in joint venture and associates	11 & 25	(4,727)	(4,941)
Impairment charges on property, plant and equipment	9	(2,475)	(111,020)
Impairment charges on intangible assets	10	(1,120)	(658)
Impairment charges on goodwill	26	—	(40,277)
Impairment charges on equity-accounted investment	11 & 25	(4,634)	—
Gain on sale of assets	9	73	—
Loss before income taxes		(90,863)	(323,409)

Income tax expense	28	(51)	(121)
Net loss from continued operations		(90,914)	(323,530)

Net loss from discontinued operations	27	—	(715)
Net loss		$(90,914)	$(324,245)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	18	—	913

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		3,161	(1,803)
Other comprehensive income (loss), net of tax		3,161	(890)
Total comprehensive loss		$(87,753)	$(325,135)

Basic and diluted loss per share
Continued operations		$(0.30)	$(1.08)
Discontinued operations		$—	$—
Loss per share for the period		$(0.30)	$(1.08)

Weighted average number of common shares outstanding		300,156,023	299,310,384
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2023	298,935,706	$2,425,641	$306,042	$(1,737,505)	$(2,962)	$991,216
Net loss	—	—	—	(324,245)	—	(324,245)
Options exercised (note 19)	154,509	472	(164)	—	—	308
DSUs redeemed (note 19)	—	—	—	—	—	—
RSUs redeemed (note 19)	347,901	2,505	(3,360)	—	—	(855)
Share-based compensation (note 19)	—	—	7,456	—	—	7,456
Other comprehensive income (loss):
Defined benefit plan actuarial gain (note 18)	—	—	—	913	—	913
Foreign currency translation for foreign operations	—	—	—	—	(1,803)	(1,803)
Balance, December 31, 2024	299,438,116	$2,428,618	$309,974	$(2,060,837)	$(4,765)	$672,990

Net loss	—	—	—	(90,914)	—	(90,914)
Options exercised (note 19)	156,738	675	(216)	—	—	459
DSUs redeemed (note 19)	68,840	122	(271)	—	—	(149)
RSUs redeemed (note 19)	1,121,122	3,829	(5,785)	—	—	(1,956)
Share-based compensation (note 19)			6,339	—	—	6,339
Other comprehensive income (loss):
Foreign currency translation for foreign operations	—	—	—	—	3,161	3,161
Balance, December 31, 2025	300,784,816	$2,433,244	$310,041	$(2,151,751)	$(1,604)	$589,930

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2025	2024
Cash provided by (used in):
Operating activities:
Net loss for the year		$(90,914)	$(324,245)
Adjustments for:
Depreciation and amortization	9 & 10	4,127	11,973
Deferred gain amortization	17	(69)	(416)
Impairment loss on trade receivables		972	13,411
Inventory (reversal) impairment and onerous contracts provision adjustments	8	(5,953)	5,657
Unrealized (gain) loss on forward contracts		(685)	1,095
Equity in loss of investment in joint venture and associates	11 & 25	4,727	4,941
Net (increase) decrease in fair value of investments	12 & 31	(1,743)	14,788
Gain on sale of assets	9	(73)	—
De-recognition of lease		—	(190)
Impairment charges on property, plant and equipment	9	3,162	111,020
Impairment charges on intangible assets	10	1,120	658
Impairment charges on goodwill	26	—	40,277
Impairment charges on equity-accounted investment	11 & 25	4,634	—
Accretion on decommissioning liabilities	18	153	243
Employee future benefits and plan contributions		(12)	(3)
Share-based compensation	19	6,339	7,456
		(74,215)	(113,335)
Changes in non-cash working capital:
Trade and other receivables		6,046	13,349
Inventories		10,069	(16,946)
Prepaid expenses and other current assets		2,893	2,689
Trade and other payables		(8,326)	1,204
Deferred revenue		6,693	7,044
Warranty provision		673	(2,104)
		18,048	5,236
Cash used in operating activities		(56,167)	(108,099)

Investing activities:
Net increase in short-term investments		(2,092)	—
Contributions to long-term investments	12	(8,748)	(11,958)
Additions to property, plant and equipment		(9,844)	(25,849)
Investment in intangible assets	10	(337)	(1,768)
Proceeds on sale of assets	9	80	3,170
Consideration paid related to acquisition	16	—	(100)
Cash used in investing activities		(20,941)	(36,505)

Financing activities:
Principal payments of lease liabilities	17	(3,043)	(3,327)
Net proceeds on issuance of share capital from share option exercises	19	459	308
Net proceeds on defined benefit obligation settlement	18	—	1,489
Cash used in financing activities		(2,584)	(1,530)

Effect of exchange rate fluctuations on cash and cash equivalents held		2,796	(1,048)
Decrease in cash and cash equivalents		(76,896)	(147,182)

Cash and cash equivalents, beginning of year		603,948	751,130
Cash and cash equivalents, end of year		$527,052	$603,948
Supplemental disclosure of cash flow information (note 29). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.     Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane ("PEM") fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2025 and 2024 comprise the Corporation and its subsidiaries (note 4(a)).

2.     Basis of preparation:
(a)    Statement of compliance:
These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 11, 2026.
Details of the Corporation's material accounting policies are included in note 4.
(b)    Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Financial assets classified as measured at fair value through profit or loss (FVTPL)
(c)    Functional and presentation currency:
These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.
(d)    Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas having estimation uncertainty include revenue recognition, asset impairment (including property, plant, and equipment, intangible assets, and goodwill) and any related recoveries of previously recognized impairment, warranty provision, inventory and onerous contract provisions, and fair value measurement (including long-term financial investments). These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.     Basis of preparation (cont'd):
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. The Corporation's liquidity objective to remain a going concern into the foreseeable future is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments.
The Corporation’s strategy to attain this liquidity objective is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund its operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.     Changes in accounting policies:
The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.
Effective January 1, 2025, the Corporation adopted a number of new standards and interpretations, but they did not have a material impact on the Corporation's consolidated financial statements.

4.     Material accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.
(a)    Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2025	2024
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Ballard US Inc.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(a)    Basis of consolidation (cont'd):
Subsidiary Entities
Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.
Equity Investment Entities
The Corporation also has a non-controlling, 49% interest (2024 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). This associated company is accounted for using the equity method of accounting.
(b)    Foreign currency:
(i)    Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in profit or loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.
(ii)    Foreign operations
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income (loss).
(c)    Financial instruments:
(i)    Financial assets
The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(c)    Financial instruments (cont'd):
(i)    Financial assets (cont'd)
Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, contract assets and long-term financial investments are classified at amortized cost except for long-term financial investments which are measured at fair value through profit or loss.
The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.
(ii)    Financial liabilities
Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.
(d)    Inventories:
Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand. The Corporation's model to estimate the excess and obsolete inventory is based on an analysis of existing inventory quantities compared to future demand. Additionally, the Corporation reviews inventory to determine whether the carrying value exceeds the net amount realizable upon the ultimate sale of the inventory.
(e)     Property, plant and equipment:
(i)    Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(e)     Property, plant and equipment (cont'd):
(i)    Recognition and measurement (cont'd)
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.
(ii)    Depreciation
Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 15 years
Right-of-use asset - Office equipment	4 to 7 years
Right-of-use asset - Vehicles	1 to 5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
(f)    Leases:
IFRS 16 Leases is based on a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments.
At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
i.    As a Lessee
The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(f)    Leases (cont'd):
i.    As a Lessee (cont'd)
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Corporation presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.
The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.
(g)    Goodwill and intangible assets:
(i)    Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(ii)    Amortization
Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

ERP management reporting software system	5 to 7 years
Internally generated fuel cell intangible assets	3 to 5 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(h)    Impairment:
(i)    Financial assets
An ‘expected credit loss’ ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.
In applying the ECL model, loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.
(ii) Non-financial assets
The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For assets including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets ("cash-generating units").
The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash generating unit are not impaired below their residual fair market value.
Equity-accounted investments (associates and joint ventures) are tested for impairment as a single asset when there is an indicator of impairment. If such indicators exist, the impairment guidance associated with other non-financial assets is used to determine the recoverable amount of the investment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(h)    Impairment (cont'd):
(ii) Non-financial assets (cont'd)
An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant, and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(i)    Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.
Warranty provision
A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.
Onerous contracts provision
A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract. Changes to the provision for onerous contracts are recognized in cost of sales.
Decommissioning liabilities
Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.
(j)    Revenue recognition:
The Corporation generates revenues primarily from product sales, the sale of related extended warranty and customer services, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues and extended warranty and customer service revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(j)    Revenue recognition (cont'd):
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, product revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Extended warranty and customer service revenues earned on standard product sales contracts are typically recognized over time on a straight-line basis consistent with the term of the extended warranty or customer service provided.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.
On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.
(k)    Finance income and expense:
Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of non-financial assets (including long-term financial investments) at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.
(l)    Income taxes:
The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(l)    Income taxes (cont'd):
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in profit or loss in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(m)    Employee benefits:
Termination benefits
Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(n)    Share-based compensation plans:
The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units ("RSUs"), and deferred share units ("DSUs")granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to profit or loss over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.
Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the statement of profit or loss with a corresponding adjustment to contributed surplus. For awards with market conditions, the fair value is determined at grant date using a complex financial simulation model and there is no subsequent true-up to actual.
The Corporation issues shares, share options, restricted share units (including performance share units), and deferred share units under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital. The Corporation estimates the number of equity instruments expected to vest based on anticipated forfeitures arising from service conditions. The forfeiture rate is reviewed at each reporting date and revised, if necessary, so that cumulative expense reflects the number of awards expected to vest. Differences between estimated and actual forfeitures are recognized in the statement of profit or loss in the period in which the change in estimate occurs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Material accounting policies (cont'd):
(o)    Earnings (loss) per share:
Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.
Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units, restricted share units, and “in the money” options, if any, be exercised. The treasury stock method is used to compute the dilutive effect of these instruments. Under this method, the incremental number of common shares used in computing diluted earnings per share is the difference between the number of common shares assumed issued upon exercise and assumed purchased at the average market price during the year using the assumed proceeds. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.
(p)    Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.The Corporation operates in a single operating segment, Fuel Cell Products and Services, as the Corporation's chief executive officer reviews the results of the business as a whole.

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.
(a)Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.
(i)    The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
Key sources of estimation uncertainty (cont'd):
(a)Revenue recognition (cont'd):
(ii)    The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.
(b) Asset impairment:
Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments or reversals of previous impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates.
In the current environment, certain of these estimation uncertainty risks have increased in magnitude, primarily with respect to property, plant and equipment, intangible assets, and goodwill.
The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment or impairment reversal. If any such indicator exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. However, individual assets within the cash-generating unit are not impaired below their residual fair market value. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable, or that past impairments may now be recoverable. Once goodwill is impaired, it is not reversed in the future.

(c)Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
Key sources of estimation uncertainty (cont'd):
(d)Inventory and onerous contracts provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.
(e)    Fair value measurement (including long-term financial investments) and residual fair value of property, plant and equipment:
A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
When one is available, the Corporation measures the fair value of an instrument or asset using the quoted price in an active market for that instrument or asset. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument or asset. Management bases its assumptions on observable data as far as possible, but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date. For investments in private funds that hold investments where fair market value is not readily determinable, the Corporation typically relies on the fund manager’s assessment of the value of these investments to value its interest in the fund.

The best evidence of the fair value of a financial instrument or asset (including long-term financial investments) on initial recognition is usually the transaction price – i.e., the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument or asset is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument or asset but no later than when the valuation is wholly supported by observable data, or the transaction is closed out.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.     Recent accounting pronouncements and future accounting policy changes:
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.
    Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as "non-GAAP measures") and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined "operating profi"’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.

7.     Trade and other receivables:

	December 31, 2025	December 31, 2024
Trade accounts receivable, gross	$23,711	$29,475
Allowance for doubtful accounts	(2,946)	(5,292)
Trade accounts receivable, net	20,765	24,183
Other receivables	3,437	4,654
Contract assets	—	3,146
	$24,202	$31,983
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2025 for engineering services and technology transfer services.

Contract assets	December 31, 2025	December 31, 2024
At January 1, 2025	$3,146	$13,269
Additions to contract assets	—	1,375
Invoiced during the year	(3,146)	(2,320)
Impaired during the year	—	(9,178)
At December 31, 2025	$—	$3,146

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8.     Inventories:

	December 31, 2025	December 31, 2024
Raw materials and consumables	$18,514	$15,306
Work-in-progress	4,789	6,622
Finished goods	15,384	26,952
Service inventory	5,083	7,537
	$43,770	$56,417
In 2025, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $95,758,000 (2024 - $81,785,000).
In 2025, the Corporation recorded inventory impairments of $9,214,000 (2024 - $11,818,000) and reversed previously recorded impairments of $15,167,000 (2024 - $6,200,000) primarily related to the sale or consumption of inventory previously provided for including on certain onerous contracts, resulting in net positive (negative) inventory impairments of $5,953,000 (2024 - $(5,618,000)). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9.    Property, plant and equipment:

	December 31, 2025	December 31, 2024
Property, plant and equipment owned	$13,928	$9,000
Right-of-use assets	18,267	21,424
	$32,195	$30,424
Property, plant and equipment owned

Net carrying amounts	December 31, 2025	December 31, 2024
Computer equipment	$604	$545
Furniture and fixtures	3,300	3,300
Leasehold improvements	3,878	3,600
Production and test equipment	6,146	1,555
	$13,928	$9,000

Cost	December 31, 2024	Additions	Disposals	December 31, 2025
Computer equipment	$7,534	$335	$—	$7,869
Furniture and fixtures	5,496	—		5,496
Leasehold improvements	14,349	703	—	15,052
Production and test equipment	163,588	7,209	(38)	170,759
	$190,967	$8,247	$(38)	$199,176

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.    Property, plant and equipment (cont'd):
Property, plant and equipment owned (cont'd)

Accumulated depreciation and impairment reserves	December 31, 2024	Depreciation	Disposals	Impairment	December 31, 2025
Computer equipment	$6,989	$—	$—	$276	$7,265
Furniture and fixtures	2,196	—	—	—	2,196
Leasehold improvements	10,749	—	—	425	11,174
Production and test equipment	162,033	150	(31)	2,461	164,613
	$181,967	$150	$(31)	$3,162	$185,248
During the year ended December 31, 2025, the Corporation recognized impairment charges on property, plant, and equipment of $2,475,000 consisting of aggregate impairment charges of $3,162,000 when impairment indicators continued to exist, partially offset by recoveries on disposals of impaired assets of $687,000.
During the year ended December 31, 2024 , the Corporation recognized impairment charges on property, plant, and equipment of $111,020,000 consisting of a net fair value impairment allowance against consolidated capital assets of $95,076,000 to impair these operating assets to their estimated residual fair value of $9,000,000 (based on a level 3 fair value determination) and a write-down of certain specific assets of $15,944,000 located primarily in Canada, Denmark, and China, primarily as a result of the September 2024 global corporate restructuring initiative. In the event that the Corporation identifies impairment reversal indicators in the future, including continued market capitalization recovery in excess of equity value, and other indicators of operating asset fair value increases, this net remaining impairment allowance of $76,728,000 may be reversed in part or in full.

During the year ended December 31, 2025, the Corporation disposed of certain miscellaneous equipment in Denmark for net proceeds of $80,000, resulting in a gain on sale of assets of $73,000.
During the year ended December 31, 2024 , the Corporation disposed of certain small stationary assets in Denmark consisting of property, plant, and equipment of $263,000 and inventory of $2,907,000 for net proceeds of $3,170,000, resulting in a gain/loss of $nil.

Cost	December 31, 2023	Additions	Disposals	Effect of movements in exchange rates	December 31, 2024
Building	$—	$852	$(852)	$—	$—
Computer equipment	7,356	178	—	—	7,534
Furniture and fixtures	2,764	10	2,725	(3)	5,496
Leasehold improvements	10,780	1,227	2,335	7	14,349
Production and test equipment	146,097	23,075	(5,574)	(10)	163,588
	$166,997	$25,342	$(1,366)	$(6)	$190,967

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.    Property, plant and equipment (cont'd):
Property, plant and equipment owned (cont'd)

Accumulated depreciation and impairment reserves	December 31, 2023	Depreciation	Disposals	Impairment	Effect of movements in exchange rates	December 31, 2024
Building	$—	$—	$(852)	$852	$—	$—
Computer equipment	5,951	455	—	585	(2)	6,989
Furniture and fixtures	1,328	474	(60)	458	(4)	2,196
Leasehold improvements	8,535	1,171	196	850	(3)	10,749
Production and test equipment	48,977	5,164	(387)	108,275	4	162,033
	$64,791	$7,264	$(1,103)	$111,020	$(5)	$181,967
Right-of-use assets
The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 17).

Net carrying amounts included in property, plant and equipment	December 31, 2025	December 31, 2024
Property	$18,035	$21,179
Equipment	87	34
Vehicle	145	211
	$18,267	$21,424

Cost	December 31, 2024	Additions	De-recognition	December 31, 2025
Property	$33,292	$3	$(561)	$32,734
Equipment	176	91	(92)	175
Vehicle	628	—	—	628
	$34,096	$94	$(653)	$33,537

Accumulated depreciation	December 31, 2024	Depreciation	De-recognition	December 31, 2025
Property	$12,113	$3,147	$(561)	$14,699
Equipment	142	38	(92)	88
Vehicle	417	66	—	483
	$12,672	$3,251	$(653)	$15,270

Cost	December 31, 2023	Additions	De-recognition	Effect of movements in exchange rates	December 31, 2024
Property	$34,447	$13,460	$(14,629)	$14	$33,292
Equipment	176	—	—	—	176
Vehicle	637	91	(90)	(10)	628
	$35,260	$13,551	$(14,719)	$4	$34,096

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

9.    Property, plant and equipment (cont'd):
Right-of-use assets (cont'd)

Accumulated depreciation	December 31, 2023	Depreciation	De-recognition	Effect of movements in exchange rates	December 31, 2024
Property	$20,757	$3,794	$(12,433)	$(5)	$12,113
Equipment	106	35	—	1	142
Vehicle	278	121	11	7	417
	$21,141	$3,950	$(12,422)	$3	$12,672

10.     Intangible assets:

	December 31, 2025	December 31, 2024
ERP management reporting software system	$248	$1,757

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2024	$59,582	$58,176	$1,406
Additions to intangible assets	1,768	—	1,768
Amortization expense	—	759	(759)
Impairment on intangible assets	—	658	(658)
Impaired asset retirement adjustment	(6,269)	(6,269)	—
At December 31, 2024	55,081	53,324	1,757
Additions to intangible assets	337	—	337
Amortization expense	—	726	(726)
Impairment on intangible assets	(11,885)	(10,765)	(1,120)
Disposals adjustment	(40,923)	(40,923)	—
At December 31, 2025	$2,610	$2,362	$248
Additions to intangible assets in 2025 of $337,000 (2024 - $1,768,000) consist primarily of costs to expand and enhance the capabilities of the ERP management reporting software system.
Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2025, amortization of $726,000 (2024 - $759,000) was recorded.
During the year ended December 31, 2025, the Corporation recognized impairment charges on intangible assets of $1,120,000 ( 2024 - $658,000) consisting of a write-down of certain information technology assets located in Denmark primarily as a result of the July 2025 and September 2024 global corporate restructuring initiatives, respectively.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.    Equity-accounted Investments:
For the year ended December 31, 2025, the Corporation recorded $4,727,000 (2024 - $4,941,000) in equity loss of investment in joint venture and associates, comprising of equity loss in Weichai Ballard JV.

Investment in Weichai Ballard JV	December 31, 2025	December 31, 2024
Beginning balance	$8,238	$13,901
Recognition (deferral) of 49% profit on inventory not yet sold to third party, net	757	(168)
Equity in loss	(4,727)	(4,941)
Cumulative translation adjustment due to foreign exchange	366	(554)
Impairment charges on equity-accounted investment	(4,634)	—
Ending balance	$—	$8,238
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. At December 31, 2025, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV. During the year ended December 31, 2025, the Corporation recognized impairment charges of $4,634,000 to fully impair its remaining equity investment in Weichai Ballard JV as it exits from its operations in China and expects to recover nominal, or no amounts, on its equity investment at this time.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2025 and 2024, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

	December 31, 2025	December 31, 2024
Percentage ownership interest (49%)
Current assets	$32,615	$40,993
Non-current assets	89	50
Current liabilities	(18,882)	(18,398)
Net assets (100%)	13,822	22,645
Corporation's share of net assets (49%)	6,773	11,096
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sale to third party	(2,463)	(3,182)
Impairment charges on equity-accounted investment	(4,634)	—
Carrying amount of investment in Weichai Ballard JV	$—	$8,238

	December 31,	December 31,
	2025	2024
Revenue (100%)	$3,559	$2,290
Net loss (100%)	9,646	10,084
Corporation's share of net loss (49%)	$4,727	$4,941

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.    Long-term financial investments:
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 31).

Net carrying value	December 31, 2024	Contributions (Proceeds)	Change in Fair Value	December 31, 2025
Long-term investment - Forsee Power	$2,270	$—	$(559)	$1,711
Long-term investment - Wisdom Motor	1,900	—	(1,900)	—
Long-term investment - Quantron AG	—	—	—	—
Long-term investment - HyCap Fund	23,987	6,130	1,960	32,077
Long-term investment - Clean H2 Fund	9,043	2,460	2,465	13,968
Long-term investment - Templewater Fund	315	158	(223)	250
	$37,515	$8,748	$1,743	$48,006

Net carrying value	December 31, 2023	Contributions (Proceeds)	Change in Fair Value	December 31, 2024
Long-term investment - Forsee Power	$14,969	$—	$(12,699)	$2,270
Long-term investment - Wisdom Motor	4,100	—	(2,200)	1,900
Long-term investment - Quantron AG	4,400	1	(4,401)	—
Long-term investment - HyCap Fund	12,801	6,102	5,084	23,987
Long-term investment - Clean H2 Fund	4,075	5,328	(360)	9,043
Long-term investment - Templewater Fund	—	527	(212)	315
	$40,345	$11,958	$(14,788)	$37,515
During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments for long-term investments totalling $1,743,000 (2024 - ($14,788,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31).
Investment in Forsee Power SA
In October 2021, the Corporation acquired a non-controlling 9.8% equity interest in Forsee Power SA ("Forsee Power"), a publicly traded French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.
During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling ($559,000) (2024 - ($12,699,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Forsee Power of $1,711,000 as of December 31, 2025 (2024 - $2,270,000), now representing a non-controlling 4.5% equity interest.
Investment in Wisdom Motor Holdings Ltd.
In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.2% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a privately held Cayman Islands holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. During the year ended December 31, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.2% to 6.7% as of December 31, 2025.
During the year ended December 31, 2025, changes in fair value totalling ($1,900,000) (2024 - ($2,200,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Wisdom Motor of $nil (2024 - $1,900,000) as of December 31, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.    Long-term financial investments (cont'd):
Investment in Quantron AG
In September 2022, the Corporation invested €5,000,000 ($5,183,000) and acquired a non-controlling 1.9% equity interest in Quantron AG, a privately held German electric vehicle integrator and specialty OEM to accelerate fuel cell truck adoption. During the year ended December 31, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3.0% in Quantron AG. In May 2024, the Corporation made a nominal additional contribution of $1,000 to purchase additional shares in order to maintain its non-controlling 3.0% equity interest. During 2024, Quantron AG commenced insolvency proceedings and the Corporation's investment was fully impaired. During 2025, the insolvency proceedings completed and Quantron AG was liquidated.
During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $nil (2024 -($4,401,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Quantron AG of $nil (2024 - $nil) as of December 31, 2025.
Investment in Hydrogen Funds
HyCap Fund I SCSp
In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the year ended December 31, 2025, the Corporation made additional contributions of £4,541,000 ($6,130,000) (2024 - £4,768,000 ($6,102,000)) for total contributions of £20,296,000 ($26,444,000), representing a 10.4% equity interest.
During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $1,960,000 (2024 - $5,084,000) were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in HyCap of $32,077,000 (2024 - $23,987,000) as of December 31, 2025.
Clean H2 Infrastructure Fund
In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2025, the Corporation made additional contributions of €2,127,000 ($2,460,000) (2024 - €4,962,000 ($5,328,000)) for total contributions of €11,790,000 ($12,935,000), representing a 1.5% equity interest.
During the year ended December 31, 2025, changes in fair value and foreign exchange adjustments totalling $2,465,000 (2024 - ($360,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Clean H2 of $13,968,000 (2024 - $9,043,000) as of December 31, 2025.
Investment in Decarbonization and Climate Technology Fund
Templewater Fund
In February 2024, the Corporation invested in Templewater Decarbonization I, L.P ("Templewater"), a special limited partnership registered in Cayman Islands. During the year ended December 31, 2025, the Corporation made additional contributions of $158,000 (2024 - $527,000) for total contributions of $685,000, representing a 1.8% equity interest, on a total commitment of $1,000,000, remainder yet to be paid.
During the year ended December 31, 2025, changes in fair value totalling ($223,000) (2024 - ($212,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (notes 24 and 31), resulting in net fair value investment in Templewater of $250,000 (2024 - $315,000) as of December 31, 2025.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13.    Bank facilities:
The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000. As at December 31, 2025, a nominal amount (2024 - $1,017,000) was outstanding under the LG Facility.
The LG Facility also enables the Corporation to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As at December 31, 2025, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $nil (2024 – CDN $17,500,000) resulting in an unrealized loss of CDN $nil (2024 – CDN $685,000) at December 31, 2025. The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets in the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.
The Corporation also has a Loan Agreement enabling the bank to issue commercial credit cards, standby letters of credit, or similar credits on the Corporation's behalf from time to time up to a maximum of approximately CDN $13,000,000. As at December 31, 2025, no amounts were outstanding under the Loan Agreement. As at December 31, 2025, letters of credit of $2,092,000 (CDN $2,615,000) (2024 - CDN $nil) were outstanding on the LG Facility associated with this Loan Agreement.

14.    Trade and other payables:

	December 31, 2025	December 31, 2024
Trade accounts payable	$12,007	$12,300
Compensation payable	11,787	17,111
Other liabilities	4,794	5,579
Taxes payable	200	647
	$28,788	$35,637

15.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2025	December 31, 2024
Beginning Balance	$11,632	$4,588
Additions to deferred revenue	35,651	17,291
Revenue recognized during the year	(28,958)	(10,247)
Ending Balance	$18,325	$11,632

	December 31, 2025	December 31, 2024
Current deferred revenue	$8,408	$6,643
Non-current deferred revenue	9,917	4,989
Ending balance	$18,325	$11,632

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

16.    Provisions:

	Restructuring	Warranty	Onerous	Contingent
Balance	provision	provision	contracts	consideration	Total
At January 1, 2024	$422	$14,997	$6,300	$78	$21,797
Provisions made during year	14,706	6,364	3,855	—	24,925
Provisions used/paid during year	(6,849)	(4,369)	—	(100)	(11,318)
Provisions reversed/expired during year	—	(4,182)	(713)	—	(4,895)
Effect of movements in exchange rates	(226)	84	18	22	(102)
At December 31, 2024	8,053	12,894	9,460	—	30,407
Provisions made during year	18,844	6,758	—	—	25,602
Provisions used/paid during year	(20,820)	(4,428)	—	—	(25,248)
Provisions reversed/expired during year	(727)	(1,620)	(8,550)	—	(10,897)
Effect of movements in exchange rates	540	(37)	19	—	522
At December 31, 2025	$5,890	$13,567	$929	$—	$20,386
Restructuring provision
During the year ended December 31, 2025, the Corporation accrued additional restructuring expenses in provisions and other current liabilities, consisting primarily of amounts incurred related to a July 2025 corporate restructuring initiative including costs related to the Chief Executive Officer ("CEO") transition and other personnel severance costs, certain contract exit and modification costs, and related consulting and advisory services. This provision is adjusted as actual costs are incurred and expended each quarter.
During the year ended December 31, 2024, the Corporation accrued restructuring expenses in provisions and other current liabilities, related primarily to a September 2024 global corporate restructuring initiative consisting of cost reduction measures including a reduction in workforce, a rationalization of products and product development programs, and a reduction or cancellation of certain capital projects. This provision is adjusted as actual costs are incurred and expended each quarter.
As at December 31, 2025, restructuring costs totalling $5,890,000 (December 31, 2024 - $8,053,000) remain accrued.
Warranty provision
The Corporation recorded warranty provisions of $6,758,000 (2024 - $6,364,000), comprised of $4,427,000 (2024 - $6,304,000) related to new product sales and $2,331,000 (2024 - $60,000) related to upward warranty adjustments. This was offset by warranty expenditures of $4,428,000 (2024 - $4,369,000) and downward warranty adjustments of $1,620,000 (2024 - $4,182,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As at December 31, 2025, total warranty provision of $13,567,000 (2024 - $12,894,000) has been accrued in provisions and other current liabilities.
Onerous Contracts
Upon completion of a review of the Corporation's "open" contracts as of December 31, 2025, total onerous contract costs of $929,000 (2024 - $9,460,000) have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration
During the year ended December 31, 2024, the Corporation made cash payments totalling $100,000 upon successful achievement of certain performance milestones, related to the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK in 2022 (note 27). The contingent consideration has been fully paid.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.     Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 4.95% to 9.42% per annum and expire between January 2026 and February 2035.

	December 31, 2025	December 31, 2024
Property	$3,316	$2,805
Equipment	18	28
Vehicle	78	66
Lease Liability, Current	$3,412	$2,899

Property	$18,572	$20,847
Equipment	69	2
Vehicle	87	146
Lease Liability, Non-current	$18,728	$20,995

Lease Liability, Total	$22,140	$23,894
During the year ended December 31, 2025, the Corporation made principal payments on its lease liabilities of $3,043,000 (2024 - $3,327,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	December 31, 2025
Less than one year	$5,070
Between one and five years	13,449
More than five years	11,525
Total undiscounted lease liabilities	$30,044
Deferred gains were also recorded on closing of a finance lease agreement and are amortized over the lease term. At December 31, 2025, the outstanding deferred gain was $nil (2024 – $69,000).

18.     Other non-current liabilities and employee future benefits:

	December 31, 2025	December 31, 2024
Other non-current liabilities	$2,733	$2,580
Net other post-retirement benefit plan liability	86	98
Other non-current liabilities and employee future benefits	$2,819	$2,678
Non-current liabilities: Decommissioning liabilities
A provision for decommissioning liabilities has been recorded for the Corporation’s head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.     Other non-current liabilities and employee future benefits (cont'd):
Non-current liabilities: Decommissioning liabilities (cont'd)
Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.96% per annum (2024 – 2.96%).
The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2025. Based on the assessment, an increase of $nil in the provision (2024 - $373,000) was recorded against decommissioning liabilities, in addition to accretion costs of $21,000 (2024 - $58,000) and the effect of movements in exchange rates of $132,000 (2024 - $(188,000)).
The net discounted amount of estimated cash flows required to settle the obligation for the building as of December 31, 2025 is $2,733,000 (2024 - $2,580,000) which is expected to be settled at the end of the lease term which was recently extended for another 10 years to 2035.
Employee future benefits
The Corporation historically maintained a defined benefit pension plan covering existing and former employees in the United States.
During the year ended December 31, 2024, the Corporation effectively terminated and wound-down the defined benefit pension plan through the settlement of the remaining plan liability and recognized actuarial gain on settlement of $913,000 in other comprehensive income (loss). Surplus assets on termination of $1,489,000 were transferred to the Corporation's defined contribution 401K plan in the U.S.
Other post-retirement benefit plan
Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits. The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

19.     Equity:

Share-based compensation	December 31, 2025	December 31, 2024
Option Expense	$141	$896
DSU Expense	324	511
RSU Expense	5,874	6,049
Total share-based compensation (including restructuring)	$6,339	$7,456
Share-based compensation expense is included in research and product development expense of $1,806,000 (2024 - $4,317,000), in general and administrative expense of $1,993,000 (2024 - $2,363,000), in sales and marketing expense of $85,000 (2024 - $776,000) and in other expense (related to restructuring) of $2,455,000 (2024 - $nil).
(a)Share capital:
As at December 31, 2025, 300,784,816 ( 2024 - 299,438,116) common shares were issued and outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Equity (cont'd):
(b)    Share options:
The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.
All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2024	4,390,222	$8.65
Options exercised	(154,509)	1.89
Options forfeited	(152,282)	8.73
Options expired	(320,411)	9.50
At December 31, 2024	3,763,020	9.28
Options exercised	(156,738)	2.99
Options forfeited	(15,499)	7.34
Options expired	(1,328,163)	8.40
At December 31, 2025	2,262,620	$10.25
The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2025:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life	Weighted average exercise	Number	Weighted average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$2.65 - $3.06	434,041	0.2	$2.98	434,041	$2.98
$3.52 - $5.43	38,192	1.3	4.57	38,192	4.57
$6.84 - $10.64	1,243,498	2.0	9.93	1,243,498	9.93
$12.49 - $26.13	546,889	2.0	17.14	546,889	17.14
	2,262,620	1.6	$10.25	2,262,620	$10.25
During 2025, compensation expense of $141,000 (2024 – $896,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.
During 2025, 156,738 (2024 - 154,509) options were exercised for an equal amount of common shares for proceeds of $459,000 (2024 -$308,000).
As at December 31, 2025, options to purchase 2,262,620 common shares were outstanding (2024 – 3,763,020).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Equity (cont'd):
(c)    Share distribution plan:
The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. As at December 31, 2025, there were 9,273,136 (2024 – 8,621,503) shares available to be issued under this plan.
During 2024 and 2025, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.
(d)    Deferred share units:
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2024	737,369
DSUs granted	252,299
DSUs exercised	—
At December 31, 2024	989,668
DSUs granted	191,051
DSUs exercised	(148,046)
At December 31, 2025	1,032,673
During 2025, compensation expense of $324,000 (2024 - $511,000) was recorded in net loss relating to 191,051 DSUs (2024 - 252,299) granted during the year.
During 2025, 148,046 DSUs (2024 – nil) were exercised, net of applicable taxes, which resulted in the issuance of 68,840 common shares (2024 – nil), resulting in an impact on equity of $149,000 (2024 - $nil).
As at December 31, 2025, 1,032,673 DSUs were outstanding (2024 – 989,668).
(e)    Restricted share units:
Restricted share units (“RSUs”) are granted to certain employees, executives and directors. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. For certain of the RSUs awarded, a performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted. Certain RSUs granted in 2024 and 2025 include an additional market criteria with weighted vesting over three years.
The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity. No shares have been issued under the market purchase RSU plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Equity (cont'd):
(e)    Restricted share units (cont'd):

Balance	RSUs for common shares
At January 1, 2024	3,141,446
RSUs granted	3,151,939
RSUs exercised	(642,850)
RSUs forfeited	(1,058,440)
At December 31, 2024	4,592,095
RSUs granted	6,510,588
RSUs exercised	(2,332,470)
RSUs forfeited	(3,291,553)
At December 31, 2025	5,478,660
During 2025, compensation expense of $5,874,000 (2024 - $6,049,000) was recorded in net loss.
During 2025, 6,510,588 (2024 – 3,151,939) RSUs were issued. The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant or by using a complex simulation model, depending on the type of RSU.
During 2025, 2,332,470 RSUs (2024 – 642,850) were exercised, net of applicable taxes, which resulted in the issuance of 1,121,122 common shares (2024 – 347,901), resulting in an impact on equity of $1,956,000 (2024 - $855,000).
As at December 31, 2025, 5,478,660 RSUs were outstanding (2024 – 4,592,095).

20.     Commitments and contingencies:
As at December 31, 2025, the Corporation is committed to minimum lease payments (note 17).
Long-term financial investments include two investments committing the Corporation to be a limited partner in hydrogen infrastructure and growth equity funds (note 12). The Corporation has committed to investing £25,000,000 (including £20,296,000 invested as of December 31, 2025) into HyCap. The Corporation has committed to investing €30,000,000 (including €11,790,000 invested as of December 31, 2025) into Clean H2. Long-term financial investments also include an investment committing the Corporation to be a limited partner in Templewater, a decarbonizaton and climate technology and growth equity fund. The Corporation has committed to investing $1,000,000 (including $685,000 invested as of December 31, 2025) into Templewater.
As at December 31, 2025, the Corporation has outstanding commitments aggregating up to a maximum of $5,751,000 relating primarily to purchases of property, plant and equipment.
In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2025 and December 31, 2024.
The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2025, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Commitments and contingencies (cont'd):
The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2025, no royalties have been incurred to date for this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is periodically required to provide certain indemnities to other parties. As of December 31, 2025, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

21. Disaggregation of revenue:
The Corporation's operations and main revenue streams are the same as those described in note 4. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.
In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

	December 31,	December 31,
	2025	2024
Geographical markets
Europe	$43,629	$47,153
North America	50,167	17,997
China	1,545	2,631
Rest of World	4,029	1,950
	$99,370	$69,731
Application
Bus	$50,000	$44,163
Truck	1,684	3,714
Rail	25,467	2,647
Marine	3,889	2,866
HD Mobility subtotal	81,040	53,390
Stationary	8,142	12,757
Emerging Markets and Other	10,188	3,584
	$99,370	$69,731
Timing of revenue recognition
Products transferred at a point in time	$92,427	$59,734
Products and services transferred over time	6,943	9,997
	$99,370	$69,731

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22. Personnel expenses:
Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2025	December 31, 2024
Salaries and employee benefits	$84,978	$112,563
Share-based compensation (note 19)	6,339	7,456
	$91,317	$120,019

23. Other operating expense:

	December 31, 2025	December 31, 2024
Net impairment loss on trade receivables	$1,020	$12,760
Impairment loss allowance (note 31)	(300)	—
Total impairment loss on trade receivables	$720	$12,760
Restructuring and related costs	22,963	17,046
	$23,683	$29,806
Impairment loss on trade receivables
During the year ended December 31, 2025, the Corporation recorded a net impairment loss on trade receivables of $1,020,000 (2024 - $12,760,000), consisting primarily of receivables from certain customers in Europe and China no longer deemed collectible, net of recoveries. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.
During the year ended December 31, 2025, the Corporation recognized an impairment recovery of $300,000 (2024 - $nil) on its impairment loss allowance, based on a probability-weighted estimate of credit losses. Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.
Restructuring and related costs
During the year ended December 31, 2025, total restructuring and related charges of $22,963,000 consist of amounts incurred related to a July 2025 global corporate restructuring initiative including personnel severance costs including a CEO transition and other workforce reductions, certain contract exit and modification costs, and related consulting and advisory services.
During the year ended December 31, 2024, total restructuring and related charges of $17,046,000 consist of $14,706,000 initially in provisions and other current liabilities and $2,340,000 initially in prepaid expenses. These charges relate primarily to a September 2024 global corporate restructuring initiative consisting primarily of cost reduction measures including a reduction in workforce, a rationalization of products and product development activities, and a reduction or cancellation of certain capital projects. Restructuring and related charges include personnel change costs, inventory impairment charges related to product rationalization, contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

24. Finance income and expense:

	2025	2024
Employee future benefit plan expense	$(21)	$(20)
Investment income	24,534	36,885
Mark to market and foreign exchange gain (loss) on financial assets (notes 12 & 31)	1,743	(14,788)
Foreign exchange gain (loss)	427	(3,144)
Government recoveries	700	—
Finance income and other	$27,383	$18,933
Finance expense	$(1,905)	$(2,146)

25.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 11).
For the year ended December 31, 2025 and 2024, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2025	2024
Trade and other receivables	$1,607	$3,447
Equity-accounted investment	—	8,238
Deferred revenue	1,607	1,831

Transactions during the year with related party - Weichai Ballard JV	2025	2024
Revenues	$1,531	$2,480
Cost of goods sold and operating expenses	974	10,997
Impairment charges on equity-accounted investment	4,634	—
Corporation Directors and Executive Officers
The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 19).
In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.
The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25.    Related party transactions (cont'd):
Key management personnel compensation is comprised of:

	2025	2024
Salaries and employee benefits	$4,112	$4,587
Post-employment retirement benefits	83	102
Termination benefits	2,892	1,039
Share-based compensation (note 19)	3,638	1,557
	$10,725	$7,285

26. Impairment charges on goodwill:
The carrying amounts of the Corporation's non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss in respect of goodwill is not reversed.
As a result of indicators of potential impairment including the decline in the Corporation's market capitalization in 2024, the initiation of a global corporate restructuring (notes 16 and 23) in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, the Corporation updated its goodwill and non-financial asset impairment tests as of September 30, 2024.
During the year ended December 31, 2024, the Corporation recognized goodwill impairment charges of $40,277,000 to write-down remaining corporate goodwill to $nil as a result of the decline in the Corporation's market capitalization at that time.

27.    Discontinued operations:
During the year ended December 31, 2023, the Corporation completed a restructuring of operations at Ballard Motive Solutions and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business for 2024 have been removed from continuing operating results and are instead presented separately in the consolidated statements of loss and comprehensive income (loss) as loss from discontinued operations.
Net loss from discontinued operations for the years ended December 31, 2025 and 2024 is comprised of the following:

	2025	2024
Total operating expense	—	(720)
Finance expense	—	5
Net loss from discontinued operations	$—	$(715)

During the year ended December 31, 2024, net loss from discontinued operations of $715,000 includes net impairment loss on trade receivables of $444,000 consisting primarily of receivables no longer deemed collectible.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.    Discontinued operations (cont'd):
Net cash flows from discontinued operations for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Cash used in operating activities	$—	$(593)
Cash used in discontinued operations	$—	$(593)

28.     Income taxes:
(a)Current tax expense:
The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2025	2024
Current tax expense
Current period income tax	$51	$121
Withholding tax	—	—
Total current tax expense	$51	$121
Deferred tax expense
Origination and reversal of temporary differences	$(39,953)	$(14,279)
Adjustments for prior periods	5,811	1,648
Change in unrecognized deductible temporary differences	34,142	12,631
Total deferred tax expense	$—	$—

Total income tax expense from continuing operations	$51	$121
The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2025	2024
Net loss before income taxes (from continuing operations)	$(90,863)	$(323,409)
Expected tax recovery at 27.00% (2024 – 27.00%)	$(24,533)	$(87,320)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses (non-taxable income)	83	53,847
Expiry of losses and ITC	1,598	310
Investment tax credits earned	(3,407)	(4,703)
Foreign tax rate and tax rate differences	1,519	3,415
Change in unrecognized deductible temporary differences	24,770	34,514
Other	21	58
Income taxes from continuing operations	$51	$121
(b)    Unrecognized deferred tax asset:
At December 31, 2025, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28.     Income taxes (cont'd):
(b)    Unrecognized deferred tax asset (cont'd):

	2025	2024
Scientific research expenditures	$166,556	$148,077
Investments	44,931	43,891
Share issuance costs	86	4,633
Losses from operations carried forward	563,850	440,572
Capital losses carried forward	40,460	4,843
Investment tax credits	53,510	48,277
Property, plant and equipment and intangible assets	255,266	226,425
	$1,124,659	$916,718
Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.
The Corporation has available to carry forward the following as at December 31:

	2025	2024
Canadian scientific research expenditures	$166,556	$148,077
Canadian losses from operations	390,148	288,258
Canadian capital losses from operations	42,942	9,827
Canadian investment tax credits	53,510	48,277
US federal losses from operations	41,027	42,949
Denmark losses from operations	114,108	81,130
Hong Kong losses from operations	227	128
UK losses from operations	—	20,440
UK research and development tax credits	—	120
The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2035 to 2045.
The Hong Kong and Denmark losses from operations may be used to offset future taxable income in Hong Kong and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.
The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2025 to 2038 and may be carried forward indefinitely for losses incurred after January 1, 2018.
The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2025 to 2045.

29. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2025	2024
Issuance of shares to settle compensatory awards	$3,951	$2,505

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.    Operating segments:
The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets.

In 2025, revenues included sales to three individual customers of $18,239,000, $16,919,000 and $16,244,000 respectively, which exceeded 10% of total revenue. In 2024, revenues included sales to two individual customers of $20,176,000 and $10,451,000, respectively, which exceeded 10% of total revenue.
Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2025	2024
United States	$32,281	$14,995
Poland	21,572	21,655
Canada	17,885	3,002
Germany	8,410	4,184
United Kingdom	8,204	12,774
Egypt	3,512	154
Spain	1,876	260
China	1,545	2,631
Netherlands	1,185	668
Denmark	342	2,157
France	317	4,023
Other countries	2,241	3,228
	$99,370	$69,731
Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2025	2024
Canada	$76,664	$63,883
United States	3,539	4,322
Denmark	742	1,975
China	10	8,249
	$80,955	$78,429

31.    Financial instruments:
(a)Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, long-term financial investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.    Financial instruments (cont'd):
(a)Fair value (cont'd):
Long-term financial investments (note 12) comprise investment in hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, investment in a decarbonization and climate technology fund: Templewater, and an investment in Forsee Power, Wisdom Motor, and Quantron AG. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance income and other (note 24). During the year ended December 31, 2025, the Corporation recognized net mark to market and foreign exchange gains (losses) of $1,743,000 (2024 - $(14,788,000)).

Increase (decrease) in fair value due to MTM and foreign exchange	December 31, 2025	December 31, 2024
Long-term investment - Forsee Power	$(559)	$(12,699)
Long-term investment - Wisdom Motor	(1,900)	(2,200)
Long-term investment - Quantron AG	—	(4,401)
Long-term investment - HyCap Fund	1,960	5,084
Long-term investment - Clean H2 Fund	2,465	(360)
Long-term investment - Templewater Fund	(223)	(212)
Increase (decrease) in fair value of investments	$1,743	$(14,788)
Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:
(i)    Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)    Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability,     either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)    Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Corporation's above-mentioned investment in Forsee Power is categorized as Level 1 whereas the other investments are all categorized as Level 3.
(b)    Financial risk management:
The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.
Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.
Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities in the statement of financial position. Any changes in fair value are recorded in the statements of loss and comprehensive income (loss) irrespective of whether the contract is formally designated and qualified under hedge accounting criteria or not designated, or not qualified, under hedge accounting criteria. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.    Financial instruments (cont'd):
(b)    Financial risk management (cont'd):
Foreign currency exchange rate risk (cont'd)
The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2025, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $42,091,000 and did not have any outstanding forward foreign exchange contracts.
The following exchange rates applied during the year ended December 31, 2025:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2025 Opening rate	$0.695	$1.439
December 31, 2025 Closing rate	$0.730	$1.369
Fiscal 2025 Average rate	$0.716	$1.398
Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2025, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $3,074,000 recorded against profit or loss. If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on profit or loss. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.
Commodity risk
Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.
Interest rate risk
Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.
Based on cash and cash equivalents at December 31, 2025, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $5,271,000. If interest rates had been 1.0% higher, there would be an equal and opposite impact on investment income.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2025, and 2024
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.    Financial instruments (cont'd):
(b)    Financial risk management (cont'd):
Credit risk (cont'd)
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
As a result of this review for the year ended December 31, 2025, the Corporation recognized an impairment recovery of $300,000 on its estimated ECL impairment losses, excluding specific impairment losses (note 23).
The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows.

	December 31,	December 31,
Impairment loss allowance	2025	2024
Beginning balance	$500	$500
Net measurement of loss allowance	(300)	—
Ending balance	$200	$500